UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      January 19, 2006

Mr. Roman Rozenberg
Chief Executive Officer
Compuprint, Inc.
99 Park Avenue, 16th Floor
New York, New York 10016



      Re:	Compuprint, Inc.
		Registration Statement on Form SB-2
      Filed August 24, 2005 and amended December 22, 2005
		File No. 333-127815

      Form 10-KSB for the year ended December 31, 2004
		Filed April 15, 2005
		File No. 333-90272

      Form 8-K
      Filed May 25, 2005
		File No. 333-90272

Dear Mr. Rozenberg:

      We have reviewed your December 22nd response letter and your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Management`s Discussion and Analysis or Plan of Operations, page
11

Liquidity and Capital Resources, page 14

Future Needs, page 15

1. Please expand your discussion in the second paragraph under this caption to describe how you funded the payment of the $600,000 minimum annual fee to the Institute for the fiscal year ended December 31, 2005, and how you intend to fund such payment obligation in the future, in the event that you do not have sufficient working capital.

Terra Insight Corporation and Subsidiary, Financial Statements, page
F-1

Note 2.  Summary of Significant Accounting Policies, page F-7

Significant Customers, page F-7

1. We have reviewed your response to comment five in our letter dated
September 22, 2005, and we re-issue the comment. Your response addresses how you recorded deferred revenue related to your Australian customer. Please tell us how the accounts receivable from the Australian customer arose.

CompuPrint, Inc. and Subsidiaries, Unaudited Financial Statements, page F2-1

Note 1.  Organization and Basis of Presentation, page F2-7

2. We note that you disclose that the interim financial statements should be read in conjunction with the audited financial statements and notes thereto included in your Form 10-KSB for the year ended December 31, 2004. Please remove such statement as your financial statements since inception on January 7, 2005 do not relate to the financial statements contained in Compuprint, Inc.`s Form 10-KSB for the year ended December 31, 2004.

Note 3.  Common Stock, page F2-8

3. Please disclose the retroactive effect of your forward split at a ratio of 4.36212 to 1 on your consolidated financial statements.

Note 5.  6% Convertible Debentures Payable, page F2-9

4. We note that you used a market value of your common stock of
$1.25
per share in determining the beneficial conversion feature related to
your September 8, 2005 issuance of convertible debentures. It appears, according to our sources, that the market price on September
8, 2005 was $2.00 per share.  Please provide us with your source that
demonstrates that the fair market value on September 8, 2005 was
$1.25
per share.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ryan Milne at (202) 551-3688 or April
Sifford at
(202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen
Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

      					Sincerely,


      					H. Roger Schwall
      Assistant Director


cc: 	D. Brecher
      C. Moncada-Terry
Roman Rozenberg
Compuprint, Inc.
January 19, 2006
Page 2